Exhibit 4.7

Solution Service Agreement (Preliminary English Translation)

Tokyu Livable Inc. (hereinafter referred to as the “First Party”) and Earlyworks, Co., Ltd. (hereinafter referred to as the “Second Party”) enter into an agreement regarding the solution services provided to the First Party as follows (the “Agreement”).

General Plan

1. “Solution Services” Overview: Modification and development of CS questionnaire web system (addition of automatic distribution function for second arrow(move) in customer strategy PJ).

2. Breakdown of “Solution Services”: As shown in the attached “Solution Services Breakdown Sheet”.

3. Service fees, etc.

Service fees	:	4,500,000 yen
Consumption tax and local consumption tax	:	450,000 yen
TOTAL	:	4,950,000 yen

Consumption tax and local consumption tax shall be based on the tax rates applicable under the Consumption Tax Law and Local Tax Law in effect at the time of billing by the Second Party, and shall be calculated on a per-bill basis.

As evidence of the conclusion of this Agreement, two (2) copies of this document have been prepared, one copy each with the name and seal of the First Party and the other copy is in the possession of the Second Party.

November 30, 2022

The First Party

Yoichi Ota
President and Representative Director
Tokyu Livable Inc.
1-9-5, Dogensaka, Shibuya-ku, Toky

The Second Party

Satoshi Kobayashi
President and Representative Director
Earlyworks Co., Ltd.
MR Building 3F, 5-7-11, Ueno, Taito-ku, Tokyo

Appendix

Solution Services Itemized Form

Service Product Name	Service fees Note1	Quantity	Unit	Scheduled date of completion of the work	Scheduled date of acceptance inspection	Scheduled Operation Date	Scheduled Payment Due Date
Modification and development of CS questionnaire web system (addition of automatic distribution function for second arrow(move) in customer strategy PJ)	JPY4,500,000	1	set	Feb 3, 2023	Feb 3, 2023	Feb 3, 2023	Mar 31, 2023

Total	JPY4,500,000
Discount
Total Service Fees	JPY4,500,000

Note 1: Consumption tax and local consumption tax are not included in the service fee.

Note 2: Prerequisites and other special notes are subject to the attached service specifications.

The end

Contract Clauses of the Agreement

Article 1 (Definition)

In this Agreement, “Solution Services” means the generic term for the services provided by the Second Party, the service products (hereinafter referred to as “Service Products”) described in the attached “Solution Services Breakdown Sheet” (hereinafter referred to as “Breakdown Sheet”).

Article 2 (Purpose of Contract, etc.)

1.	The First Party shall entrust the execution of the Solution Services to the Second Party, and the Second Party shall be entrusted with the execution of the Solution Services.

2.	The specific promotion of the Solution Services pertaining to this Agreement shall be in accordance with the Promotion Plan to be separately prepared upon consultation between the First Party and the Second Party.

3.	The Second Party shall provide Solution Services in accordance with the provisions of this Agreement and the service specifications (hereinafter referred to as “Service Specifications”) separately prepared upon consultation between the First Party and the Second Party.

4.	In the event of any conflict between the terms of the Service Specifications, the Promotion Plan and this Agreement, (1) the Service Specifications, (2) the Promotion Plan, and (3) this Agreement shall take precedence in that order.

Article 3 (Obligation)

The Second Party shall be obligated to complete and deliver the Service Products to the First Party in the quality, delivery date and at the price stated in the Service Specifications and this Agreement.

Article 4 (Division of work)

1.	The division of work between the First Party and Second Party for the Solution Services shall be as specified in the Service Specifications.

2.	The First Party and Second Party shall be responsible for their own work assignment as clarified in the preceding paragraph.

Article 5 (Appointment of a person responsible for execution)

1.	The First Party and the Second Party shall appoint a person responsible for execution of the work related to the Solution Services and notify the other party in writing, respectively, before commencing the work specified.

2.	Notices regarding the execution of Solution Services between the First Party and the Second Party shall be given and received through the person responsible for execution. However, notifications pertaining to the following items shall be made between the parties authorized to enter into this Agreement.

(1)	Billing, payment and receipt of service charges

(2)	Changes in the service charge, the date of completion of work, and other matters involving changes in the contents of this contract

(3)	Cancellation of this contract

3.	The person responsible for execution of the Solution Services shall hold regular liaison meetings to discuss necessary matters such as monitoring of progress, discussion and resolution of problems, etc., for smooth execution of the Solution Services.

4.	In the event of any change in the person responsible for execution, the First Party and the Second Party shall promptly notify the other party in writing.

Article 6 (Acceptance Inspection)

1.	Promptly after completion of the Solution Services, the Second Party shall submit to the First Party the results of such completed Solution Services and the “Business Completion Report” prescribed by the Second Party with respect to such completed Solution Services.

2.	Within the period specified in the Service Specifications (hereinafter referred to as the “Acceptance Inspection Period”) after receipt of the “Service Completion Report” as described in the preceding paragraph, the First Party shall inspect and accept whether the relevant results conform to the terms and conditions specified in the Service Specifications, and shall deliver to the Second Party a “Service Completion Confirmation” with its name and seal affixed thereon.

3.	The acceptance inspection by the First Party shall be deemed to be completed when the First Party delivers the “Service Completion Confirmation” to the Second Party in accordance with the provisions of the preceding paragraph. However, if the First Party does not state its objection in writing with specific reasons within the acceptance inspection period, the acceptance inspection shall be deemed to be completed at the expiration of the said period even without the delivery of the “Confirmation of Business Completion.”

4.	Ownership of the Solution Services results shall be transferred from the Second Party to the First Party upon completion of acceptance inspection as specified in the preceding paragraph.

5.	Notwithstanding the provisions of this Article, if there is a program as a result of the Solution Services, and if, upon consultation between the First Party and the Second Party, a different method for acceptance inspection, etc. of said program is stipulated in the service specifications, said stipulation shall take precedence.

Article 7 (Payment of Service Fees, etc.)

Unless otherwise stipulated in writing between the First Party and the Second Party, the First Party shall, upon demand by the Second Party, pay the service charges and consumption tax and local consumption tax for each Service Product to the Second Party by the last day of the month following the month in which the inspection and acceptance specified in Paragraph 3 of the preceding Article is completed, in the manner of transfer to the account designated by the Second Party. The payment shall be made by wire transfer to the account designated by the Second Party. The transfer fee shall be borne by the First Party.

Article 8 (Risk-bearing)

If the results of the Solution Services are lost or damaged due to reasons not attributable to the First Party and the Second Party, and such loss or damage occurred before the completion of the acceptance inspection as stipulated in Article 6.3, the Second Party shall not be entitled to claim the service fee as stipulated in the preceding Article.

Article 9 (Liability for non-conformity)

Provided the results of the Solution Services do not conform to the terms and conditions of provision set forth in the Service Specifications in terms of type, quality or quantity (hereinafter referred to as “Contract Nonconformity”) is discovered; and the First Party requests this in writing to the Second Party within one year from the date of completion of the acceptance inspection as stipulated in Article 6, Paragraph 3, the Second Party shall be responsible for repairing such nonconformity or reducing the price according to the extent of such nonconformity, and whether the repair or reduction of the price shall be made, and in the case of repair, the details of the repair shall be decided upon mutual consultation between the First Party and the Second Party. However, if it does not impose an unreasonable burden on the First Party, the Second Party may make the repair by a method different from that requested by the First Party.

Article 10 (Copyrights, etc.)

If any of the copyrights in the results newly created by the Second Party in providing the Solution Services belong to the Second Party, the Second Party shall transfer such copyrights (including the rights under Article 27 and Article 28 of the Copyright Act) to the First Party, and such copyrights shall be transferred from the Second Party to the First Party upon completion of the acceptance inspection of such results. However, this shall not apply to copyrights held by the Second Party prior to the conclusion of this Agreement.

2.	The Second Party shall not exercise its moral rights against the Second Party with respect to the results of Solution Services.

Article 11 (Selection of SE)

Selection of system engineers and other persons in charge of Solution Services (hereinafter referred to as “SEs, etc.”) shall be made by the Second Party. However, PM, SPM, and each team leader shall be selected by the Second Party upon consultation between the First Party and the Second Party.

Article 12 (Employment regulations)

The employment of SEs, etc. shall be subject to the employment regulations of the Second Party.

Article 13 (Employer’s Liability, etc)

With respect to the performance of the Solution Services, the Second Party shall manage the SEs, etc. by itself and shall be responsible for them as an employer under the labor-related laws and regulations and other applicable laws and regulations.

Article 14 (Work location, etc)

If it is necessary for the Second Party to carry out the Solution Services within the business premises of the First Party, the First Party shall provide the Second Party with a work location, facilities, equipment, supplies, etc., upon consultation between the First Party and the Second Party. In this case, the First Party shall make efforts to secure or display a separate area to separate the work place of SE, etc.

Article 15 (Specifications, documents, etc.)

The First Party shall promptly provide the Second Party with any information on its own business that is necessary to perform the Solution Services and requested by the Second Party (hereinafter referred to as the “Provided Information”). However, any other specifications, drawings, documents, connection specifications, programs, and other technical or business information shall be prepared by the Second Party at its own expense and responsibility.

2.	The Second Party shall retain the information provided by Online Mall with the care of a good manager.

Article 16 (Outsourcing to third parties)

1.	The Second Party may entrust the performance of Solution Services to a third party as necessary, with the prior written consent of the First Party.

2.	In the event that the Second Party consigns the execution of the Solution Services to a third party in accordance with the provisions of the preceding paragraph, the Second Party shall impose on such third party obligations equivalent to the obligations set forth in Paragraph 2 of the preceding Article and the obligations concerning confidentiality set forth in the following Article, and shall be liable for any breach of such obligations by the third party as its own breach of obligations.

Article 17 (Handling of Confidential Information)

The First Party and Second Party shall abide by the Confidentiality Agreement executed on January 18, 2021.

Article 18 (Scope of liability)

If the First Party suffers damages due to the default of the Solution Services for reasons attributable to the Second Party, the First Party may demand compensation from the Second Party for such damages. However, the Second Party shall not be liable for damages arising from reasons not attributable to the Second Party, and the Second Party liability for damages shall be limited to one and one-half times the service charge for the Service Products that caused the damage, regardless of the cause of the claim, including default, tort, breach of contract, or any other cause, unless the damage was caused by intent or gross negligence.

Article 19 (penalty for contract breach)

If, for reasons attributable to the Second Party, the Second Party misses the scheduled completion date for work related to this Agreement, the Second Party shall pay to the First Party, in addition to damages for the delay, a penalty fee of 1/1000 of the total service fee per day from the day following the scheduled completion date until the completion of the work. However, the liability of the Second Party for the penalty stipulated in this Article shall be limited to 1.5 times the service charge for the Service Products caused, in total with the compensation for damages.

Article 20 (Termination)

Either the First Party or the Second Party may terminate this Agreement, in whole or in part, by giving notice to the other party, if the other party falls under any of the following items.

(1)	When a bill or check drawn on the counterparty or a third party is dishonored

(2)	If a third party files a petition for seizure, provisional seizure, provisional disposition, auction, commencement of bankruptcy proceedings, commencement of rehabilitation proceedings, or commencement of reorganization proceedings, etc.

(3)	If either party’s main bank has filed a petition for commencement of bankruptcy proceedings, etc., or has gone into liquidation

(4)	The Company ceases to make payments; or

(5)	When the business license is revoked or suspended by the supervisory authority.

(6)	When the counterparty or a third party has requested deferment of performance of obligations, or when preparation for convening a creditors’ meeting, preparation for disposal of major assets, or other reasons that make it difficult to perform obligations have arisen.

(7)	When the counterparty violates this Agreement for reasons attributable to itself, and the violation is not corrected within a reasonable period of time despite the counterparty’s having given a demand with a reasonable period of time specified.

If the Second Party falls under any of the items of the preceding paragraph or the items of Article 23, Paragraph 2, the First Party may request the Second Party to take the measures specified in Items 1 and 2 of this Paragraph. In addition, if the First Party falls under any of the items of the preceding paragraph or the items of Article 23, Paragraph 2, the Second Party may request the First Party to take any of the measures specified in the following items.

(1)	Return to the counterparty any materials and other items licensed or loaned by the counterparty.

(2)	Take necessary measures to maintain confidentiality.

(3)	To cease use of the results of the Service Products and to deliver to the Second Party the media and materials, etc. in which they are fixed.

Article 21 (Contract Period)

This contract shall be effective from the date of conclusion as stated in the outline until the later date of either the acceptance inspection as stipulated in Article 6 or the completion of payment for services as stipulated in Article 7, whichever is later.

Article 22 (Change of Contract)

Any modification of this Agreement may be made only by concluding a separate written modification agreement after prior consultation between the First Party and the Second Party regarding the details of such modification.

Article 23 (Exclusion of Antisocial Forces)

1.	The First Party and the Second Party shall each commit the following items to the other party.

(1)	The company itself is not an organized crime group, an enterprise affiliated with an organized crime group, a general meeting house, or a person equivalent thereto, or a member thereof (hereinafter collectively referred to as “Anti-Social Forces”).

(2)	Its own officers (employees, directors, executive officers, or their equivalents who execute the business) are not antisocial forces.

(3)	The company does not allow antisocial forces to use its own name to enter into this Agreement.

2.	In the event that either party falls under any of the following during the term of validity of this Agreement, the other party may terminate this Agreement without any notice.

(1)	When it is found that the declaration has been made in violation of the assurance set forth in (1) or (2) of the preceding paragraph

(2)	When it is found that the contract has been made in violation of the assurance in the preceding paragraph (3).

Article 24 (Court of jurisdiction)

Any and all disputes related to this Agreement shall be handled by the Tokyo District Court as the court of exclusive jurisdiction in the first instance.

Article 25 (Consultation)

Any question arising in connection with the performance of this contract or any matter not stipulated in this contract shall be settled amicably through mutual consultation between the First Party and the Second Party.

Software Maintenance Agreement (Preliminary English Translation)

Tokyu Livable Inc. (hereinafter referred to as the “First Party”) and Earlyworks Co., Ltd. (hereinafter referred to as the “Second Party”) have entered into a “Solution Service Contract Agreement” (hereinafter referred to as the “Agreement”) dated February 3, 2021, between the First Party and the Second Party, pursuant to which the Second Party will provide the software developed by the Second Party (hereinafter referred to as the “Software”). The following agreement is entered into with respect to the maintenance of the Software.

Article 1 (Purpose)

The First Party shall entrust the maintenance work of the Software (hereinafter referred to as “the Work”) to the Second Party, and the Second Party shall be entrusted with the Work in accordance with this Agreement.

Article 2 (Sub-consignment)

The Second Party may sub-consign all or part of the entrusted services to a third party only with the prior written consent of the First Party.

Article 3 (Prohibition of Assignment of Rights and Obligations)

The First Party and the Second Party may assign all or part of the obligations hereunder to a third party only with the prior written consent of the other party.

Article 4 (Scope of Maintenance Services)

1. The Work entrusted to the Second Party shall be as follows

(1) Periodic maintenance and inspection, such as upgrading of libraries used in the Software and investigation of unauthorized access by checking logs.

(2) Restoration of the software to the state stipulated in the specifications of this contract in the event of a failure of the software.

(3) Advice to the First Party regarding various problems in the operation of this software.

Article 5 (Implementation Time Schedule)

The date, time, and deadline for the performance of this Work shall be designated by the Second Party upon consultation between the First Party and the Second Party in accordance with the purpose of this Work.

Article 6 (Responsibility)

The responsibility of the Second Party shall be limited to performing the Work set forth in this Agreement to the best of its ability.

Article 7 (Fees and Payment)

The fee for the Services shall be 100,000 yen per month (excluding tax). The First Party shall pay the monthly fee for this service for the current month by the last day of each month after the date of conclusion of the contract, by way of remittance to the account of the financial institution designated by the Second Party. The transfer fee shall be borne by the First Party. Consumption tax and local consumption tax shall be calculated for each payment based on the tax rates applicable under the Consumption Tax Law and Local Tax Law in effect at the time of the First Party’s payment.

Article 8 (Term of Contract)

This Agreement shall remain in effect from April 1, 2021 to March 31, 2022. However, unless either party gives written notice of termination six months prior to the expiration of the term, the term shall be automatically extended for one year, and shall be extended in the same manner thereafter.

Article 9 (Confidentiality)

1. The First Party and the Second Party shall not divulge or disclose to any third party any confidential information relating to the technical, production, financial, sales, marketing, or other business operations of the other party that has come to their knowledge in connection with this Agreement.

2. When disclosing confidential information to the other party, the First Party and the Second Party shall indicate that the information is confidential.

3. The provisions of this Article shall remain in effect not only during the term of this Agreement but also after the termination of this Agreement.

Article 10 (Compensation for Damages)

In the event that the First Party and Second Party cause actual damages to the other party due to the default of the obligations under this Agreement by willful act or gross negligence, the First Party and Second Party shall be liable to the other party for damages up to an amount equivalent to twelve times the monthly fee for the Services, regardless of whether this Agreement has been terminated or not.

However, the First Party or Second Party shall not be liable for damages caused by reasons not attributable to the First Party or Second Party, damages caused by special circumstances whether foreseen by the First Party or Second Party, and lost profits.

Article 11 (Cancellation of Agreement due to Difficulty in Execution of Work)

If it becomes difficult to perform the maintenance work due to the expiration of support for the library or cloud service used for the Software, etc., the Second Party may notify the First Party to that effect and terminate this Agreement. In this case, the Second Party shall not be liable for any compensation for any damages.

Article 12 (Cancellation without notice)

Either the First Party or Second Party may terminate this Agreement immediately without notice or demand to the other party if any of the following items applies to the other party

(i) In case of gross negligence or breach of trust

(ii) When a bill or check is dishonored

(iii) In the event of a provisional seizure, foreclosure or auction

(iv) If the company is in arrears with respect to taxes and public dues

(v) In the event that a petition is filed for bankruptcy, commencement of peace proceedings, commencement of corporate reorganization proceedings, commencement of corporate liquidation, or commencement of special liquidation

(vi) If the default of the other party with respect to this Agreement is not corrected even after a reasonable period of notice is given to the other party.

Article 13 (Court of Jurisdiction)

The Tokyo District Court shall have exclusive jurisdiction over any litigation relating to this Agreement.

Article 14 (Consultation)

(1) Any matter not stipulated in this Agreement shall be settled amicably through consultation between the First Party and the Second Party in accordance with the principle of good faith and faith.

(2) If any question arises concerning the provisions of this Agreement, the First Party and the Second Party shall consult and amicably settle such question in accordance with the principle of fidelity and sincerity.

As evidence of the execution of this Agreement, two (2) copies of this document shall be prepared, one copy shall be signed and sealed by the First Party and the other copy shall be retained by the Second Party.

April 6, 2021

The First Party

Yoichi Ota
President and Representative Director
Tokyu Livable Inc.
1-9-5, Dogensaka, Shibuya-ku, Tokyo

The Second Party

Satoshi Kobayashi
President and Representative Director
Earlyworks Co., Ltd.
MR Building 3F, 5-7-11, Ueno, Taito-ku, Tokyo